Shanda Games’ Subsidiary Actoz to Issue New Shares to Fund Mobile Expansion

HONG KONG, April 12, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or “the Company”), a leading online game developer, operator and publisher in China, announced today that its majority-owned subsidiary Actoz Soft Co., Ltd. (KOSDAQ: 052790.KQ) plans to do a rights offering in Korea.

Actoz’s Board of Directors has authorized Actoz to issue 1,900,000 shares through a rights offering. The proceeds of this offering will be used to fund Actoz’s mobile game business and expansion into overseas market and to repay the deferred payment in connection with its acquisition of 20.5% stake in Eyedentity Games, Inc. last year. The balance will be used for other working capital and general corporate purposes.

Actoz is a leading mobile game publisher and developer in Korea. Among some of its recent mobile games were “Million Arthur,” “Monster Empire,” “Battle Arena,” and “Fallin Fallin.” Actoz recently took the 8th overall ranking on Google Play’s global publishers by monthly revenue for January 2013.

This statement is not an offer to sell nor does it seek an offer to buy any securities in the United States or in any jurisdiction where such offer or sale is not permitted. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

About Actoz Soft

Actoz Soft Co., Ltd. (KOSDAQ: 052790.KQ) is a leading developer, operator and publisher of online games. Actoz holds co-copyrights to several of the leading online games in China, including Mir II and Mir III. Actoz has also licensed online games to other markets, including Europe, Japan, India, Thailand, Singapore, Malaysia and Taiwan. In addition, Actoz develops online games and operates certain online games in its home market of Korea.  For more information about Actoz, please visit http://www.actoz.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com